Mail Stop 6010							November 7, 2005

Bruce Eckert
Chief Executive Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, Pennsylvania 17603

Re: Eastern Insurance Holdings, Inc.
Registration Statement on Form S-1 filed October 11, 2005
File No. 333-128913

Dear Mr. Eckert:

		We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please complete as many of the blanks in your filing as possible prior to filing the next amendment.
2. Supplementally, please explain to us why a holder`s voting in favor of the conversion is not an investment decision. Also, tell us when the shareholder meeting is to take place (i.e. - before or after which of the offerings).

3. Please explain to us the timing of the proxy solicitation to policyholders. In that regard it appears that for purposes of
Section 5 you should at least have a Section 10 prospectus on file before you commence the solicitation.
4. Please file as promptly as possible all exhibits required by the
Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel. Also, we may have substantial comments upon reviewing your subscription agreement.
5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
6. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
7. Supplementally or in the next amendment, please provide all exhibits and sales related documents you intend to use in the offering, for our examination. Please file the subscription agreement. We may have further comments.
8. Please forward to us copies of your plan of conversion and any comment and response letters you have submitted or received from the
Pennsylvania Insurance Department or other regulators in connection with the conversion and the merger.
9. Supplementally, please furnish us with the "board books" or other valuation materials furnished to you by each of Feldman and Keefe Bruyette. We may have further comments upon reviewing this material.
10. Supplementally, with a view to disclosure, tell us if you plan to register under the Securities Act the sale of the 3,300,711 shares to be issued to EHC shareholders or try to rely upon an exemption from registration regarding the issuance.
11. Does Keefe Bruyette plan to use any supplemental or additional material or disclosure in connection with the community offering? If it does, you should file such material.
12. Please provide all of the disclosure required by Item 201 of Regulation S-K, including but not limited to information concerning shares eligible for future sale in accordance with Item 201(a)(2).

Prospectus Cover Page
13. If applicable, you should refer to the account in which funds will be placed as an escrow account rather than as an "account." Please name the escrow agent and file the escrow agreement as an exhibit. Also, throughout the prospectus and the other offering-related documents, you should instruct subscribers to send funds directly to the escrow agent if checks are going to be made payable to the company.
14. Clarify on the cover page that EHC is an insurance company that is not affiliated with Educators or Eastern and will not be unless the transactions are completed.
15. Where you discuss the 100,000 share purchase limitation, you should add disclosure which briefly mentions the 150,000 share associate limitation.

Prospectus Summary
Educators Mutual Life Insurance Company, p. 2
16. Please update the financial information contained in this section to include September 30, 2005 results and otherwise update your financial statements in accordance with Article 3-12 of Regulation S-
X.
17. Please include a brief summary that explains the fact that management has interests that are distinct from the interests of unaffiliated holders in the set of transactions that will follow from this offering. Also describe what those interests are and from where they come, and state that executive officers, directors, and affiliates will have significant ownership interest after the transactions and that a portion of their ownership will come from shares that will be issued at less than the $10 per share purchase price.
18. At the end of the first paragraph of this subsection and on page
78 in the Business section, you reference the "active producer management process, which we believe fosters strong producer relationships and competitive advantages." Statements of opinion are not appropriate for the Prospectus Summary and you should limit your discussion to your plans without referencing competitive advantages, strong relationships or similar terms unless you can provide substantiation for these claims. Please revise the summary accordingly.

Our Strategy, p.2
19. We note your discussion of risk factors in the last paragraph under "Our Strategy." Please revise your discussion of your strategies here and in the Business section to discuss the risks and challenges you will face in implementing your strategies. Also, please revise the summary to include a new, separate subsection that describes the risks the company is facing and highlights the most material risks. This section should receive the same prominence as the "Our Strategy" subsection.
20. You state that you will continue to align the interests of Eastern Holdings and its producers by encouraging producers to own Eastern Holdings stock. How have you done this in the past and how do you plan to do this going forward?
21. You state that you believe you are able to provide a level of service that will allow you to maintain a competitive advantage. What is the basis for your apparent conclusion that you have a competitive advantage?
22. You state that the transactions will allow you to improve an AM
Best rating of B++. Please disclose that AM Best has 16 ratings and that B++ is the fifth highest rating out of 16. You should also state that AM Best may not undertake or complete soon the process that could result in your rating being improved and that you may not obtain the improved rating.
23. In your last bullet, "Growth through new product introductions and acquisitions," you state that acquisition of other insurance companies or shell companies is an important component of your strategy. Please disclose whether or not you have any specific acquisition opportunities that are currently in the letter of intent, or similar or later phase, or which are contingent upon the closing of the conversion. We may have further comments.

Conversion of Educators from Mutual to Stock Form, p. 4
24. Please explain briefly what a mutual form is, what a stock form is and the primary differences between the two.
25. We note the subscriber order of priority in this subsection. Please provide the dates of the offerings for each category listed in the order.
26. Here and throughout the filing, where appropriate, please disclose what filings you will make with us and how you will notify subscribers if the offering is extended.
27. Please explain who IBSI is the first time you mention them.
28. Please expand the disclosure here to state that you will complete the conversion even if the merger is not completed.


The Merger, p. 5
29. For each vote described as an approval of EHC shareholders, please disclose the percentage of shares that must approve the transaction in order to satisfy the condition precedent.
30. For each required approval of EHC shareholders that only requires a majority vote for approval, please disclose that the directors of
EHC have enough voting power to provide these approvals and quantify their aggregate voting power.

How We Determined the Price..., page 7
31. You state that Feldman`s appraisal does not indicate market value. State here and throughout the filing whether or not you have obtained any indication as to what market value is.  We note that you
are issuing over 3,000,000 shares to EHC shareholders in the merger.
Did Keefe Bruyette value those shares as part of determining whether
they represented fair consideration in the merger?  If it did, what
was the market value assigned to them?  Did that value exceed the
$10
per share offering price?

How you can pay..., page 9
32. State to whom checks or money orders should be made payable.

Benefits of the offering to Management, p. 10
33. With regard to management, you should introduce the section with a discussion of the percentage ownership multiplied by aggregate book value held by each manager before and after the transactions.
Also
disclose any other management interests that are divergent from the interests of non-management stockholders. As one example only, we note that management may participate in the ESOP while non-employee stockholders will not have this benefit. We may have further comments on your revisions.

Risk Factors, p.11
34. In the introductory paragraph, you should state that if any of the risks described in the Risk Factors section in fact come to fruition, the price of the Holding Company`s common stock could decrease materially and that a shareholder`s investment would consequently decline in value.
35. In the introductory paragraph, please delete the second and third sentences. All material risks should be disclosed in the risk factors section.
36. Please make sure that your risk factors are as fact-specific as possible. For example, on page 11 in the risk factor "Our results may be adversely affected if our actual losses...," you refer as a factor that could affect coverage "legislative enactments, judicial decisions and legal developments..." If there are specific facts that suggest that legal decisions, enactments or developments will impact your ability to cover losses, you should disclose those facts with specificity rather than referring to these problems generically.

Please review all of your risk factors to make sure that they are as fact-specific as possible. Please also advise us as to each change made in response to this comment.

If we cannot improve results and premium volume..., p. 14
37. Please disclose the amount of losses, if any, that you have incurred in the group benefits business.

All of the specialty reinsurance business of Eastern Re..., p. 14
38. We note your discussion of Mr. Bitner`s role with the AmPro and the company. If it is your intention to explain any risk associated with Mr. Bitner`s role in both companies, please revise your disclosure to explain this risk more clearly.

Our ability to manage our exposure to underwriting risks..., p. 15
39. You indicate that the cost and availability of reinsurance is subject to current market conditions. If reinsurance is difficult to obtain or cost-prohibitive at this time, you should disclose this fact specifically rather than referring to market conditions generally.

A reduction in our AM Best rating..., p. 16
40. Please disclose any facts or circumstances that suggest your rating could decrease in the immediate future.

Our investment performance may suffer..., p. 16
41. Please delete the phrase "or other factors" from the heading, as it should reflect all factors described in the risk factor.

The outcome of recent industry investigations..., page 17

42. We noted from your risk factor that you encourage your producers to purchase your stock. Please explain to us what this entails.
In
your response please tell us whether you give stock as compensation for services provided by the producer and whether the producers can purchase the stock at a discount to the market value.

If we fail to comply with insurance industry regulations..., p 18
43. We note your reference to regulation of acquisitions and dispositions. Please disclose whether this transaction will require approvals under Pennsylvania law. If so, please consider including a separate risk factor relating to the required approvals.

We Could Be Adversely Affected By the Loss Of Our Existing
Management..., p 21
44. If you have reason to believe that any key employee will be leaving the company, please disclose this fact in this risk factor.

Dividends, page 40
45. Please provide similar disclosure regarding statutory dividend limitation amounts for 2003 and 2004.

Market for Eastern Holdings Common Stock, page 41
46. You state that investors should not view your common stock as a short-term investment. What does this mean? Do you expect the market price of your common stock to decrease and remain below the $10 offering price after the transaction is complete? Are there restrictions on resales that investors should know about? Please provide disclosure responsive to each of these questions or delete this disclosure.

Capitalization, page 42
47. Please correct the capitalization table to reflect changes in the authorized, issued and outstanding share information. For instance, it appears the preferred stock which you list as issued and outstanding will not be issued and outstanding on the pro forma basis you present. Please correct the table throughout.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2005, page 45

48. It appears that the EHC historical information for the retained earnings and accumulated other income, net of deferred taxes does not agree to Eastern Holding Company`s Consolidated Statements of Changes in Shareholders` Equity for the six months ended June 30, 2005. Please revise the filing or tell us why there is a difference.

Unaudited Pro Forma Condensed Consolidated Income Statement for the
Year Ended December 31, 2004
Notes to Unaudited Pro Forma Condensed Consolidated Statements of
Income, page 51

49. We refer to the intangible assets disclosed in adjustment 6.
Please disclose the nature of each intangible asset. In addition please explain to us how an intangible asset was created for the multi-year assumed reinsurance contract.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Educators
Critical Accounting Policies and Estimates
Unpaid Claims and Claim Adjustment Expenses & Claims Payable, page
59

50. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses should explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
We
believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Please expand your disclose to include the following information for each of your lines of business:

a. Provide us the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b. Provide the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables
(i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

c. If you do not calculate a range around your loss reserve, but instead use point estimates please provide the following information:

* The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

d. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

e. In regard to your short-term disability reserves, please disclose in what situations you would apply a loss ratio to current in-force and in what situations you would apply a loss ratio to net premiums earned.

Consolidated Results of Operations, page 63
Overview

51. We note on page 63 you disclose the fact that, "competitive pricing in the group benefits industry has also contributed to the increased loss ratio as new and renewal rates have not kept pace with the increased claim costs" and on page 62 you disclose that,
"premium
growth in the group benefits business has not been sufficient to cover fully existing expenses." These statements would appear to indicate the fact that you have a premium deficiency in your group benefits business. Please tell us your consideration of whether a premium deficiency should be recorded. Please refer to paragraph 33 of SFAS 60.

Liquidity and Capital Resources, page 73

52. Please expand your disclosure to include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of EHC
Overview, page 78

53. Regarding the segregated portfolio cell, it appears that any residual interest in the cells is allocated to the preferred shareholders. This would appear to indicate that preferred shareholders are the primary beneficiaries in this vehicle.
Please
tell us your consideration of FIN46(R) and in particular whether the segregated portfolio cells are variable interest entities, and if so, who is the primary beneficiary of the cells. We also note that on page 98, that in 2003 the preferred shareholder dividend was a negative expense. Please tell us whether you received a payment from the shareholders and, if not, tell us how the dividend balance was settled.

Critical Accounting Policies and Estimates, page 82

54. We believe you should expand your disclosure to include your critical accounting policy for the estimate of assumed premium on your reinsurance business to explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise MD&A to include the following information.

a. Please disclose the assumed premium estimates for each line of business, including the amount of any estimate for commission and related expenses and the amount include in premium receivable related to the estimate.
b. Discuss the key assumptions used to arrive at management`s best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic
c. Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Loss Reserve Estimation, page 82

55. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses should explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
We
believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Please expand your disclose to include the following information for each of your lines of business:

a. Provide us the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b. Provide the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables
(i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

c. If you do not calculate a range around your loss reserve, but instead use point estimates please provide the following information:

* The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* How management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

d. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

56. We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appear to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Please revise your filing to include the following disclosure:

a. Include in this disclosure the risks associated with making this estimate and the effects and expected effect this uncertainty has or will have on management`s judgments and assumptions in establishing the assumed loss reserve;
b. The nature an extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
c. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extend this time lag effect the loss reserve estimate;
d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
f. What process management performs to determine the accuracy and completeness of the information received from the cedants;
g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
h. Whether management uses historical loss information to validate its existing reserve and/or as a means of noticing unusual trends in the information received form the cedants.

Results of Operations
Segregated Portfolio Cell Reinsurance
Losses and Expenses, page 99

57. Please clarify in the filing what the "costs" of purchasing reinsurance is. If it is the premium ceded to Lloyd`s of London, please revise your financial statements to include the ceded premium as a reduction of premiums written to derive premiums earned.

Business, p 108
58. To the extent our comments concerning Educators` business are more general in nature and could apply to EHC, please provide similar disclosure concerning EHC.

Business of Educators, p. 108
Business Strategy, p. 108
59. You state that while your competitors have lowered rates to attract more customers, Educators has sought to differentiate itself by providing better service and product designs. Does this mean your rates are generally higher than your competitors?
60. Please explain your basis for stating that small and medium sized employers are underserved, making them an attractive niche market. Is this based on company experience, third party research or is it otherwise substantiated? We note that many insurance companies have departments or services tailored to meet the needs of small and medium-sized companies. In the absence of substantiation, statements of belief of this type are not appropriate for the registration statement and should be deleted throughout.

61. In the first paragraph on page 109, you state that your new management has no definitive plans for the company and that in the future, it may pursue different business strategies. Please expand your disclosure to discuss strategies that management plans to pursue. Since your new managers will control the company going forward, you should be able to articulate their strategic vision for the company. If management has no strategic vision, so state and include a risk factor which states that management has no strategy or plans.

Educators Mutual Life Insurance Company and Subsidiary, page 109

62. We note that Educators entered into a letter of intent for the sale of its interest in ISBi. It would appear that if the segment meets the criteria under paragraph 30 of SFAS 144 that it should be classified as held for sale in the financial statements and the related Pro Forma Financial Statements. In addition, the results of operation and cash flows for the general agency operations segment would be reported in discontinued operations. Please provide us an analysis under paragraph 30 of SFAS 144 that supports your current accounting for the assets as held and used.

General agency agreement, IBSI, p. 110
63. Please disclose when you will enter a definitive agreement concerning the sale of this business and file the agreement as an exhibit to the registration statement.
64. We note your proposed sale of IBSi, and that you will have to rely on new producers as a result. In MD&A, discuss in more detail the costs associated with this transition.

Products, page 113
65. Please state the average premiums for each of the lines you mention in this subsection, as well as the other subsections of the
Business section concerning each of your products.

Marketing and Distribution, page 114
66. Name any producers who have accounted for 10% or more of your revenue from this segment of your business.

Underwriting, Risk Assessment and Pricing, page 115
67. You state that you take a conservative approach to risk management and only offer products with low to moderate risk classifications. Please explain in more detail how these classifications are determined and meaningfully quantify what prospective risks fall into these categories.

Unpaid Claims, Claim Adjustment Expenses and Claims Payable, page
121

68. We note in the first paragraph on page 121 you state your reserves are established in accordance with GAAP. Please revise this to state US GAAP. Please revise the other sections of your filing, as applicable.

69. We refer to your claims payable rollforward on page 122.
Please
explain to us and disclose how in 2003 you paid more claims in the current year then what was incurred in the current year.

70. In addition, please tell us why you do not include your reserve for unpaid claims and claims adjustment expenses in the loss reserve rollforward or in the loss development table on page 123.

Investments, page 125
71. Please compare your rate of return on your fixed and common stock portfolios with the appropriate Lehman Bros. Bond indices and the S&P
500, respectively.

Technology, p. 130
72. Please be more specific in describing the planned upgrades in protections and the estimated cost of those upgrades.

Business of EHC, p 131
Overview of business segments, p. 132
73. Please provide substantiation for your belief that "most larger insurance companies do not cost-effectively deliver their workers compensation products to the small employer community."

In addition, the remainder of the paragraph appears to include broad
generalizations regarding larger companies.  As one example only, you
state "risk management services are generally minimal or non-
existent."   Statements of this type must be substantiated or
deleted
from the registration statement.

Management, page 159
74. Item 401 of Regulation S-K requires that you include information about Management, including 5 year biographies, other directorships and other information. Please review these requirements and revise your disclosure to include this information.
75. We note that you have a nominating/governance board committee. Please state whether or not this committee will consider potential directors nominated by shareholders and what the committee`s policy and procedures on such nominees is.




New Stock Benefit Plans, page 162
76. Please state whether you plan to register the offer and sale of the shares underlying the plans on Form S-8 or otherwise and provide appropriate risk factor disclosure concerning dilution, overhang, etc.
77. Disclose what percentage of the shares that will be reserved under the ESOP will be granted to affiliates and provide similar disclosure in the sections of the prospectus which articulate and discuss the benefits of the offering to insiders.

Agreements with Executive Officers, page 165
78. For the employment agreements, explain briefly what "cause" and
"good reason" are and disclose the amounts of the base salaries.

Certain Relationships and Related Transactions, page 167
79. In each case, please disclose the dollar amounts charged for the services mentioned in this subsection and state whether the transaction was on terms as favorable as could have been obtained from unaffiliated third parties.
80. Expand the disclosure to discuss any currently proposed transactions.

Regulation, page 170
81. We note the various regulations and requirements you describe in this section. Please disclose whether or not you are currently in compliance with these regulations and requirements and describe any non-compliance that would have a material impact on an investment decision or your results of operations.

Federal Securities Laws, page 174
82. We note that you expect to incur substantial costs in 2006 to comply with internal control compliance and reporting requirements in
2006. In the MD&A liquidity section, please discuss this in more detail and quantify, to the extent practicable, the expected costs.
If you do not know what the costs will be, so state and explain why you do not know.
Taxation, page 177
83. You state, "The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the tax rules that will be applicable to Eastern Holdings, Educators and EHC." You should amend this disclosure to state that all material tax consequences of the transactions are discussed in this section and ensure that they are.

The Conversion and the Merger, page 179
84. Please disclose how the transactions will be executed. For example, if the merger will be conducted in a Form S-4 after the offering is complete, state this fact. Describe the step by step process that will lead to the consummation of the contemplated transactions.
85. We note that you have called a special meeting of eligible members to vote upon the plan of conversion. When will this meeting occur? What information will members receive in connection with this meeting? Will they be receiving prospectuses?
86. Will Eastern be conducting a future stockholder vote upon whether or not to complete the merger? If so, when will this vote occur? What information or additional disclosure will you furnish to the holders?
87. Please disclose the criteria that Eastern and Educators will apply in determining whether to reject orders in the community offering.
88. We note that you are not furnishing the plan of conversion or merger agreement to members or prospective investors. Please explain why you believe it is not necessary to furnish this material. If stockholders will not be voting upon the merger, so state. Also, explain if it is possible for stockholders to vote in favor of the plan of conversion but somehow vote against or otherwise try to stop the merger from being completed.

89. Please provide us an analysis under paragraph 17 of SFAS 141 that identifies the acquiring entity in this business combination. Please specifically address paragraphs 17 a -17 e. It appears that the composition of the senior management of the combined entity will predominantly be EHC`s former senior management. If it is determined that EHC is the acquiring entity, this transaction should be accounted for as a reverse acquisition.

Background of and reasons for the merger, p. 182
90. Please provide more detailed information in this section, including a chronology of meetings and discussions with board members that led to the process of demutualization. Please disclose who attended these meetings and whether interested directors participated in these discussions. Please also explain how Towers Perrin came to be engaged to evaluate the business plan. We expect substantially more detail in response to this and our other comments peetaining to this subsection.
91. You reference an outside directors meeting with EHC. Were these outside directors part of an independent committee that was assigned the task of seeking a transaction or corporate combination?
92. Please name the independent legal and accounting advisors and others retained to evaluate the merger or otherwise mentioned in this section.
93. Consider adding a subsection in which you discuss the reasons for the merger as well as a discussion of the negative factors the board considered in connection with the merger. Please provide amply prominent disclosure regarding the negative factors as you provide the reasons for the merger.

Opinion of Educators financial advisor, p. 183
94. Please provide more information regarding the fairness opinion.
Disclose the valuation that was reached, the manner in which it was determined (discounted cash flow, comparables analysis, etc.). We expect substantially more detail concerning the valuation analysis and conclusions in response to this comment.

Terms of the Merger Agreement, page 183
95. You state that there may occur certain adjustments to the purchase price. Please state what these adjustments would be.

Interests of directors..., page 186
96. Quantify the amount of restricted stock awards and stock option grants each person alluded to will receive.

Tax Aspects, page 188
97. You state that one of the closing conditions is receipt of a tax opinion or letter ruling. Which will you obtain? When will you obtain it? We note the exhibit index appears to indicate you will obtain a revenue ruling. Please advise.
98. You state that the tax opinions will be predicated upon "the basis of certain facts, customary representations and assumptions..."
Please state that none of those facts will differ materially from those stated in the prospectus.
99. The conclusory language in the discussion of the tax consequences of the subscription rights offering is qualified with the words, "Although not free from doubt." Please delete this language.



The offering, p. 193
100. State the number of eligible members.
Expiration date..., page 195
101. You state that if an extension beyond the 45-day period following the Expiration Date is granted, Eastern Holdings and Educators will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. Under what circumstances will you provide for modification and under what circumstances will you provide for rescission.

How the price per share and the offering range were determined, p.
196
102. Please provide more detailed information regarding the Feldman
Financial appraisal. For each item set forth in the bullet points that describe the factors considered, include more detail. For example, instead of simply referring a comparables analysis, you should explain the analysis that was made, name the comparable companies, show their valuation and explain how those figures translated into a valuation for Eastern. You should undertake to provide similar detail for each bullet point.
103. Please disclose whether Feldman receives additional fees if the transactions described in the registration statement and plan of merger are consummated?

Persons who cannot..., page 198
104. In the first full paragraph on page 198, you state that you will not make the offering in states where a small number of otherwise eligible persons reside or registration or qualification would be impracticable for any reason. It appears that since the record date for policyholders has passed and that you know where all of the eligible policyholders are located and the current law, you should be able to determine and disclose which states` residents will not be able to participate. Alternatively, please describe specifically what a small number of purchasers will be and what will make registration or qualification impracticable.

Limitations on Common Stock Purchases, page 198
105. You state that the limitations may be changed without further approval by the stockholders. State whether or not or what kind of notice you will provide if this happens and when any such notice will be provided.




Glossary of Selected Insurance Terms, page A-1
106. While we do not object to you including a glossary, you should ensure that all terms are defined and described in the prospectus itself, not just the glossary. Please revise where necessary.

Educators Mutual Life Insurance Company and Subsidiaries
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Investments, page F-28

107. Please explain to us in greater detail why your EITF 03-1 disclosures do not include the unrealized losses on the equity call options. Furthermore, it does not appear that the difference between unrealized losses in the EITF 03-1 disclosures and the unrealized losses in your SFAS 115 disclosures is the unrealized loss on the equity call options.

Note 6. Reinsurance, page F-32

108. Please provide to us your analysis of your consideration of SFAS
113 in regards to the London Life arrangement. It is not apparent from the disclosures how you have transferred risk resulting from the combined reinsurance contracts. In addition to your analysis please tell us your consideration of Question 13 in EITF Topic D-34.

Eastern Holding Company, Ltd. and Subsidiaries
Report of Independent Registered Public Accounting Firm, page G-18

109. In accordance with Regulation S-X Rule 210.2-02(a)(3), please update your auditors report to include the city and State where the accountant`s report was issued.

Consolidated Financial Statements

110. We note from your consolidated balance sheets that the ratio of deferred acquisition costs to unearned premium reserves are approximately 19% and 17% for 2004 and 2003, respectively. We also note from your consolidated statements of operations and comprehensive income that the ratio of amortized deferred acquisition costs and net premiums earned are approximately 6.5%, 6.6% and 5.5%.
We would expect for property and casualty type business that the balance sheet ratios approximate the income statement ratios. Please explain to us why this discrepancy exists for your business. Please be as detailed as possible in your response.

Notes to Consolidated Financial Statements
Note 2.  Significant Accounting Policies
Investments, page G-24

111. We note that for your private equity securities there is a quoted market value that is readily available. It does not appear that these types of securities would have quoted market prices.
Please revise your disclosure accordingly.

Assessments, page G-27

112. We note that your accounting policy for assessments is to expense the guaranty fund when an insolvency takes place. We also refer to your disclosures on page 91, where you disclose the fact that since there was no assessment you reduced your assessment accrual. Please explain to us why you have an accrual established when it appears that no insolvency has taken place.

Note 11. Employee Benefit Plans, page G-42

113. In determining the weighted average assumptions that you used in your Black-Scholes valuation model to value the options under your stock-based compensation arrangements, you appear to have estimated volatility, though there is no apparent market for the stock underlying your options. Please explain to us your consideration of the minimum value method detailed in paragraphs 139-142 of SFAS No.
123 and why you instead employed a valuation method that assumes estimated volatility. In addition, please disclose the expected option life and the estimated fair value for the options issued during the three years ended December 31, 2004.

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
   You may contact Dana Hartz at (202) 551-3648 or Joel Parker at
(202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
Sincerely,




Jeffrey Riedler
Assistant Director

cc:	Jeffrey Waldron
	Stevens & Lee, PC
	620 Freedom Business Center
	King of Prussia, Pennsylvania 19406